Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472



The following advertisements have been distributed:


TODAY, 42 MILLION AMERICAN HOMES HAVE LITTLE OR NO REAL ALTERNATIVE TO CABLE FOR LOCAL PROGRAMMING.

TOMORROW, THEY WILL.

[Map of the United States with portions in color]

[Colored box.]  TV Households With No Competitive Alternative Today

[Map of the United States entirely in color]

[Colored box.]  TV Households With Competitive Alternative After Merger

TOGETHER, ECHOSTAR(R) AND DIRECTV(R) WILL BRING LOCAL TV CHANNELS AND AFFORDABLE HIGH-SPEED INTERNET TO EVERYONE IN AMERICA--VIA SATELLITE.

The EchoStar/DIRECTV merger will give consumers a real alternative to rising cable rates--it's called "Local Channels, All Americans."

How is this possible? With the combined resources of both EchoStar and DIRECTV, we'll be able to eliminate 500 duplicate channels, freeing up that space on our satellites to offer local TV channels. Plus, we've got two advanced spot-beam satellites already in orbit, two more slated for launch, and a fifth new satellite planned for construction as soon as our merger is approved. So the merged company will be able to offer all Americans access to local broadcast channels with digital-quality picture and sound, as well as high-speed Internet service via satellite.

And under our plan, everyone will pay the same price for the same service, whether they live in a village of five homes or a city of five million.

More choice, more freedom--for all Americans.

[ECHOSTAR logo](R)                                            [DIRECTV logo](R)


--------------------------------------------------------------------------------

WHAT DOES THE MERGER MEAN FOR YOU IN LOUISIANA?

o Right now, local channels are not available via satellite in any of Louisiana's TV markets. After the merger, they will be available in all eight markets, including New Orleans, Baton Rouge and Lafayette.

o Louisiana's more than one and a half million households will be able to get affordable high-speed Internet service via satellite.

o More choice for Louisiana's families--for the first time, there will be a true competitive alternative to the cable companies.

--------------------------------------------------------------------------------

Hughes, HEC Holdings, Inc., GM and EchoStar intend to file materials with the Securities and Exchange Commission, including a proxy or consent solicitation statement/prospectus, which will contain important information regarding the proposed combination of Hughes and EchoStar. A registration statement, including a preliminary draft consent solicitation statement/information statement/prospectus has been filed with the SEC. We urge stockholders to read these documents, which are or will be available for free at the SEC's website, www.sec.gov and from GM. Information regarding the participants in the solicitation of GM stockholder approval was filed with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. This advertisement contains forward-looking statements that involve known and unknown risks and uncertainties, including the risks described in the SEC filings referenced above. If any of these risks or uncertainties materialize, our actual results could differ materially from the expectations in these forward-looking statements.

(C) 2002 DIRECTV, Inc., DIRECTV and the Cyclone Design logo and FEEL THE JOY are trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corp. All other trademarks and service marks are the property of their respective owner.

(C) 2002 EchoStar Communications Corporation.  All rights reserved.

********************************************************************************

TODAY, 42 MILLION AMERICAN HOMES HAVE LITTLE OR NO REAL ALTERNATIVE TO CABLE FOR LOCAL PROGRAMMING.

TOMORROW, THEY WILL.

[Map of the United States with portions in color]

[Colored box.]  TV Households With No Competitive Alternative Today

[Map of the United States entirely in color]

[Colored box.]  TV Households With Competitive Alternative After Merger

TOGETHER, ECHOSTAR(R) AND DIRECTV(R) WILL BRING LOCAL TV CHANNELS AND AFFORDABLE HIGH-SPEED INTERNET TO EVERYONE IN AMERICA--VIA SATELLITE.

The EchoStar/DIRECTV merger will give consumers a real alternative to rising cable rates--it's called "Local Channels, All Americans."

How is this possible? With the combined resources of both EchoStar and DIRECTV, we'll be able to eliminate 500 duplicate channels, freeing up that space on our satellites to offer local TV channels. Plus, we've got two advanced spot-beam satellites already in orbit, two more slated for launch, and a fifth new satellite planned for construction as soon as our merger is approved. So the merged company will be able to offer all Americans access to local broadcast channels with digital-quality picture and sound, as well as high-speed Internet service via satellite.

And under our plan, everyone will pay the same price for the same service, whether they live in a village of five homes or a city of five million.

More choice, more freedom--for all Americans.

[ECHOSTAR logo](R)                                            [DIRECTV logo](R)


--------------------------------------------------------------------------------

WHAT DOES THE MERGER MEAN FOR YOU IN MISSOURI?

o Right now, local channels are only available via satellite in three of Missouri's TV markets. After the merger, they will be available in all thirteen markets, including Springfield, St. Joseph, Joplin and Columbia.

o Missouri's more than two million households will be able to get affordable high-speed Internet service via satellite.

o More choice for Missouri's families--for the first time, there will be a true competitive alternative to the cable companies.

--------------------------------------------------------------------------------

Hughes, HEC Holdings, Inc., GM and EchoStar intend to file materials with the Securities and Exchange Commission, including a proxy or consent solicitation statement/prospectus, which will contain important information regarding the proposed combination of Hughes and EchoStar. A registration statement, including a preliminary draft consent solicitation statement/information statement/prospectus has been filed with the SEC. We urge stockholders to read these documents, which are or will be available for free at the SEC's website, www.sec.gov and from GM. Information regarding the participants in the solicitation of GM stockholder approval was filed with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. This advertisement contains forward-looking statements that involve known and unknown risks and uncertainties, including the risks described in the SEC filings referenced above. If any of these risks or uncertainties materialize, our actual results could differ materially from the expectations in these forward-looking statements.

(C) 2002 DIRECTV, Inc., DIRECTV and the Cyclone Design logo and FEEL THE JOY are trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corp. All other trademarks and service marks are the property of their respective owner.

(C) 2002 EchoStar Communications Corporation.  All rights reserved.

********************************************************************************

TODAY, 42 MILLION AMERICAN HOMES HAVE LITTLE OR NO REAL ALTERNATIVE TO CABLE FOR LOCAL PROGRAMMING.

TOMORROW, THEY WILL.

[Map of the United States with portions in color]

[Colored box.]  TV Households With No Competitive Alternative Today

[Map of the United States entirely in color]

[Colored box.]  TV Households With Competitive Alternative After Merger

TOGETHER, ECHOSTAR(R) AND DIRECTV(R) WILL BRING LOCAL TV CHANNELS AND AFFORDABLE HIGH-SPEED INTERNET TO EVERYONE IN AMERICA--VIA SATELLITE.

The EchoStar/DIRECTV merger will give consumers a real alternative to rising cable rates--it's called "Local Channels, All Americans."

How is this possible? With the combined resources of both EchoStar and DIRECTV, we'll be able to eliminate 500 duplicate channels, freeing up that space on our satellites to offer local TV channels. Plus, we've got two advanced spot-beam satellites already in orbit, two more slated for launch, and a fifth new satellite planned for construction as soon as our merger is approved. So the merged company will be able to offer all Americans access to local broadcast channels with digital-quality picture and sound, as well as high-speed Internet service via satellite.

And under our plan, everyone will pay the same price for the same service, whether they live in a village of five homes or a city of five million.

More choice, more freedom--for all Americans.

[ECHOSTAR logo](R)                                            [DIRECTV logo](R)


--------------------------------------------------------------------------------

WHAT DOES THE MERGER MEAN FOR YOU IN KANSAS?

o Right now, local channels are only available via satellite in one of Kansas' TV markets. After the merger, they will be available in all eight markets, including Wichita, Topeka and Pittsburg.

o Kansas' more than one million households will be able to get affordable high-speed Internet service via satellite.

o More choice for Kansas' families--for the first time, there will be a true competitive alternative to the cable companies.

--------------------------------------------------------------------------------

Hughes, HEC Holdings, Inc., GM and EchoStar intend to file materials with the Securities and Exchange Commission, including a proxy or consent solicitation statement/prospectus, which will contain important information regarding the proposed combination of Hughes and EchoStar. A registration statement, including a preliminary draft consent solicitation statement/information statement/prospectus has been filed with the SEC. We urge stockholders to read these documents, which are or will be available for free at the SEC's website, www.sec.gov and from GM. Information regarding the participants in the solicitation of GM stockholder approval was filed with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. This advertisement contains forward-looking statements that involve known and unknown risks and uncertainties, including the risks described in the SEC filings referenced above. If any of these risks or uncertainties materialize, our actual results could differ materially from the expectations in these forward-looking statements.

(C) 2002 DIRECTV, Inc., DIRECTV and the Cyclone Design logo and FEEL THE JOY are trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corp. All other trademarks and service marks are the property of their respective owner.

(C) 2002 EchoStar Communications Corporation.  All rights reserved.